Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapies to improve women’s reproductive health. We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with uterine fibroids, endometriosis, preterm labor and improvement of clinical pregnancy and live birth rates in women undergoing IVF. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health company focused on conditions where current treatment options are limited and significant unmet needs exist.

Our portfolio currently consists of three in-licensed NCEs in development for four indications intended to address areas that we believe present significant unmet medical needs:

Linzagolix for the treatment of heavy menstrual bleeding associated with uterine fibroids and pain associated with endometriosis.

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of heavy menstrual bleeding, or HMB, associated with uterine fibroids and pain associated with endometriosis in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administration for linzagolix: (i) a moderate dose of linzagolix without hormonal add-back therapy (ABT; 1mg E2 / 0.5mg NETA) and (ii) a high dose of linzagolix with hormonal ABT.

We have conducted two Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids, the PRIMROSE 1 (conducted in the United States) and the PRIMROSE 2 (conducted in Europe and the United States) clinical trials. In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal ABT, or placebo. The primary end point of the PRIMROSE 1 and 2 clinical trials was response rate, assessing reduction in heavy menstrual bleeding due to uterine fibroids, as measured by the alkaline hematin method.

The primary endpoint recorded at week 24 was successfully met in both the PRIMROSE 1 and PRIMROSE 2 clinical trials. We believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled responder rate of 89.3% in women receiving linzagolix 200 mg with ABT, and 56.4% in women receiving linzagolix 100 mg without ABT. In December 2020, we reported additional results for PRIMROSE 2 Phase 3 trial at week 76 (6 months after stopping linzagolix treatment). These results show continued pain reduction and demonstrate evidence of bone mineral density, or BMD, recovery after treatment end at 52 weeks. In May 2021, we reported additional results for the PRIMROSE 1 Phase 3 trial at week 76. These results were consistent with findings from the PRIMROSE 2 study, showing that off-treatment pain scores remained lower than baseline across all treatment arms. Improvements in other clinically relevant secondary endpoints, including hemoglobin levels and quality of life also persisted off-treatment, supporting the durability of the treatment effect of linzagolix. Furthermore, as observed in PRIMROSE 2, the PRIMROSE 1 DXA results at Week 76 showed evidence of BMD recovery for patients treated with both the 100 mg and 200 mg+ ABT doses.

In November 2020, we submitted a Marketing Authorization Approval, or MAA to the European Medicines Agency, or EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids. Our application has been validated by the EMA, as announced in January 2021, and we expect to receive an approval recommendation from the Committee for Medicinal Products for Human Use (CHMP) for YSELTY® in the fourth quarter of 2021, with formal product approval expected to follow shortly thereafter. If approved, linzagolix will be the only GnRH antagonist with flexible dose regimen options for the management of uterine fibroids consisting in (i) 100 mg once daily for women with a contraindication to or who prefer to avoid hormonal ABT or, (ii) 200 mg once daily with concomitant ABT for long-term use (beyond 6 months) or, (iii) 200 mg once daily for short-term use, in particular when rapid reduction in fibroid volume is desired.

Based on the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials, we intend to proceed with an NDA submission to the FDA in the third quarter of 2021.

We are currently conducting an observational study (PRIMROSE 3) of bone mineral density in women who completed at least 20 weeks of treatment in either of the PRIMROSE 1 or 2 studies. Women who enroll in the study will undergo DXA scanning every six months for a total of 24 months following treatment completion in a PRIMROSE study. The objectives of the study are to describe BMD changes up to 24 months following previous treatment with placebo or linzagolix 100 mg or 200 mg with or without hormonal ABT in the context of the PRIMROSE 1 and 2 studies and to evaluate BMD changes from baseline in these women.

In addition to linzagolix development for uterine fibroids, we are presently conducting a Phase 3 clinical trial for the treatment of endometriosis associated pain, the EDELWEISS 3 (conducted in Europe and in the United States) clinical trial which was initiated in

May 2019. This Phase 3 trial enrolled approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain) and non-menstrual pelvic pain. This trial includes a 75 mg once daily dose without hormonal ABT (1mg E2 / 0.5mg NETA) option, and a 200 mg once daily dose in combination with ABT option. Subjects who have completed the initial six-month treatment period for the EDELWEISS 3 trial will have the option to enter a 6-month treatment extension (the EDELWEISS Extension trial). We have completed enrollment for the EDELWEISS 3 trial and expect primary endpoint data at 24 weeks in the fourth quarter of 2021.

In January 2021, we announced our decision to discontinue the related EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment.

In June 2021, we presented 52-week data from the two pivotal Phase 3 trials (PRIMROSE 1 and 2) of Yselty for the treatment of uterine fibroids together with clinical data from a pilot study on linzagolix for the treatment of severe adenomyosis at the European Society of Human Reproduction and Embryology (ESHRE) Virtual 37th Annual Meeting.

Ebopiprant for the treatment of preterm labor

We are developing ebopiprant (formerly OBE022), an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Our Phase 2a proof-of-concept clinical trial of ebopiprant (PROLONG) was conducted in two parts: Part A and Part B. Part A was an open-label trial assessing the safety and pharmacokinetics of ebopiprant in pregnant women, who were already receiving standard of care therapy for preterm labor, atosiban infusion. Part B, was a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of ebopiprant. Following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we conducted the randomized placebo-controlled Part B of the trial. In November 2020, we announced positive results from Part B of the trial. The efficacy endpoints were delivery within 48 hours of treatment initiation, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Follow-up of infants at 6, 12 and 24 months after birth are continuing and results will be available in 2021 and 2022. These data support advancement of ebopiprant development to more fully define ebopiprant’s potential to treat preterm labor, and its potential for longer-term benefits for babies.

In July 2021, we and Organon & Co., or Organon, entered into an agreement whereby Organon licensed the global development, manufacturing and commercial rights to ebopiprant. Organon intends to work with the scientific and medical communities and regulatory authorities in major markets, including the United States, to advance the clinical development and registration of ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. We are entitled to receive tiered double-digit royalties on commercial sales as well as up to $500 million in upfront and milestone payments including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million sales-based milestones.

Nolasiban for the improvement of pregnancy and birth rates in women undergoing embryo transfer following in-vitro fertilization.

We have been developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF. In November 2019, we announced that our Phase 3 clinical trial of nolasiban in women undergoing IVF (IMPLANT 4) did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we discontinued our previously ongoing development of nolasiban for IVF and are exploring further development of the compound through assessment of higher dose levels and longer exposure to nolasiban based upon results from a meta-analysis of all clinical trials and a mechanism of action study.

In January 2020, we and Hangzhou YuYuan BioScience Technology Co., Ltd., or YuYuan, entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China. Under the terms of the agreement, YuYuan has the exclusive rights to develop and commercialize nolasiban in China, and will fund all development and registration activities in China, starting with the commitment to conduct Phase 1 trials and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of China and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan continues with steering committee meetings to define the development plan for nolasiban in China for women undergoing embryo transfer following IVF.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, ebopiprant and nolasiban and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity. From inception through June 30, 2021, we raised an aggregate of $438.7 million of net proceeds from the sale of equity securities and $25.0 million from the issuance of debt instruments.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $19.1 million, and $18.2 million for the three-month periods ended June 30, 2021 and 2020, respectively, and $39.1 million and $40.0 million for the six-month periods ended June 30, 2021 and June 30, 2020, respectively. As of June 30, 2021, we had accumulated losses of $449.1 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $40.1 million and $33.9 million of cash in operations in the six-month periods ended June 30, 2021 and June 30, 2020, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS 3, PRIMROSE and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	prepare for the commercialization of certain product candidates, and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all. We are also exploring various alternatives for the future potential development and commercialization of our product candidates, including through collaborations with third parties.

We have no manufacturing facilities, and all of our product manufacturing is contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. Additionally, we do not have a commercialization organization.

COVID-19 Business Update

With the global spread of the ongoing COVID-19 pandemic which continues to date, we have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the COVID-19 situation and will evolve our plans and policies as needed going forward. In March 2020, some of our workforce transitioned to working remotely. If the COVID-19 pandemic continues to persist for an extended period and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

We may continue to experience a disruption or delay in our ability to initiate trial sites and enroll and assess patients. In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. Enrollment delays may further occur for ongoing trials, and we are working closely with our vendors to manage our supply chain activities and mitigate any potential disruptions to our clinical trial supplies as a result of the COVID-19 pandemic. In addition, we rely on CROs or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19.

Strategic Licensing Agreements

Linzagolix

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiations of the Phase 3 clinical programs for linzagolix in (i) uterine fibroids in the second quarter of 2017 and (ii) endometriosis in the third quarter of 2019, two milestone payments of $5.0 million each were made. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

Ebopiprant

Merck Serono

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Organon

In July 2021, we entered into an agreement with Organon, pursuant to which we granted to Organon exclusive rights to develop, use, register, import, export, manufacture, market, promote, distribute, offer for sale and commercialize ebopiprant worldwide. In consideration for entering into the agreement, Organon has agreed to make up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million sales-based milestones. In addition, Organon has agreed to pay us tiered double-digit royalties on annual net sales of all products, subject to specified reductions, until, on a country-by-country and product-by-product basis, the latest of (i) the expiration of the last valid claim covering such product in such country, (ii) expiration of regulatory exclusivity for such product in such country, and (iii) ten years from the first commercial sale of such product in such country.

Nolasiban

Ares Trading

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

YuYuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with YuYuan, pursuant to which we granted to YuYuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the 2020 sublicense agreement, YuYuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, YuYuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through June 30, 2021, we have incurred $358.2 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the three-month and six-month periods ended June 30, 2021 and June 30, 2020, respectively.

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
	(in thousands)
	(unaudited)
Linzagolix	$(9,759)	$(10,046)	$(21,225)	$(21,767)
Ebopiprant	(627)	(488)	(1,121)	(993)
Nolasiban	(168)	(488)	(267)	(1,195)
Total outsourced research and development expenses	$(10,554)	$(11,022)	$(22,613)	$(23,955)

We expect our research and development expense will remain significant for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the duration, severity and impact on our operations of the COVID-19 pandemic;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expenses will remain significant in the future to support continued research and development activities. We also anticipate that we will keep incurring material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest expense associated with our lease liabilities and debt instruments, as well as foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in various locations, mainly in Switzerland and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2020, we had tax loss carryforwards totaling $392.5 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our US subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during these periods.

Analysis of Results of Operations

Comparison of the three-month periods ended June 30, 2021 and June 30, 2020

Operating Expenses

Research and Development Expenses

	Three-month period ended June 30,
	2021	2020	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(9,759)	$(10,046)	$287
Ebopiprant	(627)	(488)	(139)
Nolasiban	(168)	(488)	320
Unallocated expenses
Staff costs	(2,991)	(3,737)	746
Other research and development costs	(940)	(618)	(322)
Total research and development expenses	$(14,485)	$(15,377)	$892

Research and development expenses decreased by $0.9 million in the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020, primarily due to lower share-based compensation included in staff costs.

General and Administrative Expenses

	Three-month period ended June 30,
	2021	2020	Change
	(in thousands)
	(unaudited)
Staff costs	$(1,264)	$(941)	$(323)
Professional fees	(1,486)	(668)	(818)
Other general and administrative costs	(1,138)	(582)	(556)
Total general and administrative expenses	$(3,888)	$(2,191)	$(1,697)

General and administrative expenses in the three-month periods ended June 30, 2021 increased by $1.7 million compared to the three-month period ended June 30, 2020, primarily due to (i) increased professional fees resulting from the preparation of expected commercialization of YSELTY® and related regulatory submissions, and (ii) increased other general and administrative costs resulting from the impairment expense of $0.2 million recognized in connection with the sub-lease of our office in Boston as well as recent increases in management insurance premiums.

Finance Result, Net

	Three-month period ended June 30,
	2021	2020	Change
	(in thousands) (unaudited)
Interest expense	$(673)	$(670)	$(3)
Foreign exchange (loss) / gain	(73)	28	(101)
Finance result, net	$(746)	$(642)	$(104)

Finance result, net in the three-month periods ended June 30, 2021 and June 30, 2020 primarily consisted of interest expense associated with our lease liabilities and debt instruments, as well as foreign exchange loss and gain, respectively.

Comparison of the six-month periods ended June 30, 2021 and June 30, 2020

Operating Expenses

Research and Development Expenses

	Six-month period ended June 30,
	2021	2020	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(21,225)	$(21,767)	$542
Ebopiprant	$(1,121)	(993)	(128)
Nolasiban	$(267)	(1,195)	928
Unallocated expenses
Staff costs	(6,038)	(7,355)	1,317
Other research and development costs	(1,350)	(1,255)	(95)
Total research and development expenses	$(30,001)	$(32,565)	$2,564

Research and development expenses decreased by $2.6 million in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 primarily due (i) a $1.3 million decrease in staff costs including lower share-based compensation, as well as (ii) a $0.9 million decrease in expenses related to our nolasiban program which was discontinued in late 2019 after the results of our IMPLANT 4 trial, with costs still incurred in the first half of 2020.

General and Administrative Expenses

	Six-month period ended June 30,
	2021	2020	Change
	(in thousands)
	(unaudited)
Staff costs	$(3,795)	$(3,430)	$(365)
Professional fees	(2,507)	(1,352)	(1,155)
Other general and administrative costs	(1,777)	(1,118)	(659)
Total general and administrative expenses	$(8,079)	$(5,900)	$(2,179)

General and administrative expenses increased by $2.2 million in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 primarily due to (i) increased professional fees of $1.2 million resulting from the preparation of expected commercialization of YSELTY® and related regulatory submissions, and (ii) increased other general and administrative costs resulting from the impairment expense of $0.2 million recognized in connection with the sub-lease of our office in Boston as well as recent increases in management insurance premiums.

Finance Result, Net

	Six-month period ended June 30,
	2021	2020	Change
	(in thousands) (unaudited)
Interest expense	$(1,345)	$(1,339)	$(6)
Foreign exchange gain / (loss)	318	(254)	572
Finance result, net	$(1,027)	$(1,593)	$566

Finance result, net in the six-month periods ended June 30, 2021 and June 30, 2020 primarily consisted of interest expense associated with our lease liabilities and debt instruments, as well as foreign exchange gain and loss, respectively.

Liquidity and Capital Resources

As of June 30, 2021, we had $58.9 million in cash and cash equivalents.

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity securities. From inception through June 30, 2021, we raised an aggregate of $438.7 million of net proceeds from the sale of equity securities. In August 2019, we borrowed $25.0 million under our senior secured term loan credit facility, or the Credit Facility Agreement, with Oxford Finance, or Oxford.

During the year ended December 31, 2020, we sold a total of 5,995,897 treasury shares at an average price of $2.82 per share under our prior at-the-market, or ATM program with Jefferies LLC, or Jefferies. These multiple daily transactions generated total gross proceeds of $16.9 million. Directly related share issuance costs of $0.5 million were recorded as a deduction in equity. In March 2021, we terminated our prior ATM program with Jefferies and entered into a new ATM program with SVB Leerink LLC, or SVB Leerink.

In September 2020, we completed an underwritten public offering of 6,448,240 units at an effective price of $2.869 per unit, with each unit comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. In addition to the securities sold in the underwritten offering, our former Chief Executive Officer, Ernest Loumaye purchased 516,352 units at an effective price per unit of $2.905, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a concurrent private placement. The net proceeds from the offering and concurrent private placement were approximately $18.4 million, after deducting underwriting discounts, commissions and other offering expenses.

During the six-month period ended June 30, 2021, we sold a total of 13,949,613 treasury shares at an average price of $3.51 per share, as part of our prior and current ATM programs, and received net cash proceeds of $47.5 million after deducting $1.5 million of directly-related issuance costs. We also received proceeds of $22.1 million from the exercise of 6,448,240 warrants included in the units sold in the Company’s underwritten public offering in September 2020. Per their terms, these warrants were exercised at a price of $3.43 per share.

In August 2019, we entered into the Credit Facility Agreement, with Oxford, for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and have used the funds as part of our various clinical trials programs. We could not draw the second tranche of $25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, we entered into an amendment to the Credit Facility Agreement, pursuant to which the third tranche of $25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon our request and at Oxford’s discretion. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty-day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. Other than our Credit Facility Agreement with Oxford, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

We expect our expenses to remain significant in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We have incurred recurring losses since inception, including net losses of $39.1 million for the six-month period ended June 30, 2021. As of June 30, 2021, we had accumulated losses of $449.1 million, out of which $30.6 million were offset with share premium. We expect to continue to generate operating losses in the foreseeable future, even though certain spending associated with our ongoing clinical trials has been and might be further delayed as a result of the COVID-19 pandemic. As of June 30, 2021, we had $58.9 million in cash and cash equivalents. We expect our current cash and cash equivalents will be sufficient to fund our operating expenses (without full consideration of commercialization expenses) into the first quarter of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Additional details in respect to our cash reach date and our going concern assumptions are provided in note 2.1 to our Unaudited Condensed Consolidated Financial Statements filed as Exhibit 99.1 to the Form 6-K of which this Exhibit 99.2 is also filed therewith. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and future nonclinical studies and clinical trials for linzagolix, ebopiprant and nolasiban;
•

the cost and timing of ongoing and future manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, ebopiprant and nolasiban;

•	the timing and amount of milestone and royalty payments we are required to make under our in-license agreements;
•	the timing and amount of milestone and royalty payments we are entitled to receive under our out-license/sublicense agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the extent to which we sublicense, divest or discontinue our product candidates;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	any impact of the ongoing COVID-19 pandemic on our operations and on global capital markets, which may affect our ability to access our ATM program or conduct other offerings;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products or the rights thereto. Even though we have submitted a MAA to the EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids and our application has been validated by the EMA, we cannot assure you that YSELTY® will receive regulatory approval or, if YSELTY® were to receive regulatory approval, that the commercialization of YSELTY® would be successful. We may be unable to commercialize our product candidates and derive revenue from sales of products, on a timely basis or at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, such as the Credit Facility Agreement and others, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the six-month periods ended June 30, 2021 and June 30, 2020:

	Six-month period ended June 30,
	2021	2020
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$31,183	$69,370
Net cash used in operating activities	(40,104)	(33,919)
Net cash used in investing activities	(10)	—
Net cash from financing activities	67,939	9,632
Effect of exchange rates	(85)	(118)
Cash and cash equivalents at end of period	$58,923	$44,965

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization and the value of share-based compensation.

During the six-month period ended June 30, 2021, cash used in operating activities was $40.1 million, primarily as the result of our net loss before tax of $39.1 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $4.7 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $3.3 million decrease in other payables and current liabilities as well as a $2.6 million increase in prepaid expenses both due to the invoicing schedules of our main vendors and the progress made on our clinical trials.

During the six-month period ended June 30, 2020, cash used in operating activities was $33.9 million, primarily as the result of our net loss before tax of $40.1 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $6.1 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $3.6 million increase in other payables and current liabilities as well as a $3.2 million decrease in accrued expenses both due to the invoicing schedules of our main vendors.

Financing Activities

During the six-month periods ended June 30, 2021 and June 30, 2020, net cash from financing activities consisted primarily of the proceeds from the sales of treasury shares under our prior and current ATM programs, respectively, as well as, in 2021, from the exercise of warrants, which were partially offset by the principal elements of lease payments as well as interest expense associated with our credit facility and leases.

Main Contractual Obligations and Commitments

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, out of which $10.0 million were already paid as of June 30, 2021. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We enter into contracts in the normal course of business with CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, and during the periods presented, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

With the exception of the recent accounting pronouncements described below, the accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2020, which should be read in conjunction with these consolidated interim financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of International Financial Reporting Standards (IFRS) as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2021 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in January 2017, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (SEC), which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. As of June 30, 2021, we have not met any of these criteria.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 5, 2021, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•

the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, ebopiprant (formerly OBE022) and nolasiban;

•

our or our partners’ ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, ebopiprant and nolasiban, in any of the indications for which we or our partners plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, ebopiprant and nolasiban;
•

our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make under our in-license agreements;
•	the timing and amount of milestone and royalty payments we are entitled to receive under our out-license/sublicense agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors”.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.